June 4, 2009 VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:	Yuhe International, Inc.
Post-Effective Amendment for Registration Statement on Form S-1
Filed on April 22, 2009
File No. 333-150836

Form 10-K/A
Filed June 3, 2009
File No. 333-83125

Dear Mr. Kim:

At the request of Yuhe International, Inc., the “Company”, we are responding to the comment from the Staff of the Securities and Exchange Commission, the “Commission”, provided on June 3, 2009.

In response to the comment from the Staff, the Company proposes to include in its above referenced Registration Statement the following new risk factor in the Section "Risk Factors" under the subheading "Risks Related to the Company’s Business and Industry":

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Investor confidence and the market price of the Company’ shares may be adversely impacted if the Company is unable to correct a material weakness in its internal controls over its financial reporting identified by the Company’s management.

During its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, the Company’s management concluded that it had a material weakness related to the existence of certain related party loans in violation of Section 402 of the Sarbanes-Oxley Act of 2002, which was contributed to by a lack of review and approval of these related party loans by independent directors.  The Company is taking steps to remediate this material weakness, including: (1) the Company will no longer make payments to any related parties that would be classified as a loan and will collect the outstanding amount from the related parties to whom such loan was made; and (2) the Company’s independent directors will undertake a thorough review of the Company’s internal controls and procedures with the intention of expanding and formalizing its policies and procedures to avoid future violations of the Sarbanes-Oxley Act of 2002, and other applicable laws, rules and regulations, including controls and procedures for reviewing  the making and extension of any related party loan in the future.  The Company’s failure to fully remediate such material weakness could adversely impact investor confidence and the market price of its shares, and could result in losses in the future.

If the Staff does not have any further comments, once the Registration Statement on Form S-1 (File No. 333-83125) is declared effective, the Company will promptly thereafter file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such Registration Statement, which will include the new Risk Factor set forth above.

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact Eric Cohen at (212) 294-3540 or me at (852) 2292-2222.

Sincerely, /s/ Simon Luk Simon Luk

c.c.	Yuhe International, Inc.

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